Exhibit (a)(1)

Offer to Exchange - Introduction

WARP Technology Holdings, Inc.

OFFER TO EXCHANGE

INTRODUCTION

Offer and Withdrawal Rights will Expire at

5:00PM (EST) on March 18, 2004

WARP Technology Holdings, Inc. (“WARP” or the “Company”) has created a warrant replacement program (the “Program”) applicable to all of the Company’s outstanding warrants (collectively the “Original Warrants”). The Program is an opportunity for warrant holders to choose whether they want to keep their Original Warrants or have them replaced with new warrants (the “Exchanged Warrants”). The Exchanged Warrants will have an exercise price of $0.15 per share, as compared to the Original Warrants, which have exercise prices of $0.36, $0.33, $0.25, $0.18 or $0.10 per share. Additionally, the Exchanged Warrants must be exercised immediately after issuance, as compared to the Original Warrants, which are exercisable for a period of 5 years from the date of issuance, and the exercise price of the Exchanged Warrants must be paid in cash, as compared to certain Original Warrants which had a cashless exercise provision. All other terms of the Exchanged Warrants will be the same as the terms of the Original Warrants. The purpose of the Program is to provide warrant holders with the opportunity to immediately obtain the Company’s Common Stock based on a $0.15 per share exercise price and to provide the Company with funds through the exercise of such warrants. The Company does not have any current plans, proposals or negotiations that relate to or would result in a material change in its corporate structure or business. The Company will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, and certain financing options, which might affect the Company’s liquidity requirements or cause it to issue additional equity or debt securities.

If you choose not to participate in the Program, your Original Warrants will remain in full force and effect, as originally issued. You may choose to partially participate in the Program, in which case the portion of your Original Warrants that you choose to exclude from the Program will remain in full force and effect, as originally issued.

This Introduction together with the Summary Term Sheet, the Description of Offer, the Election to Participate and the Notice of Withdrawal constitute the “Offer.” These materials provide information regarding the Program and instructions on what you need to do to participate. You should read all of the materials carefully before you decide whether to tender any of your Original Warrants for exchange.

To tender Original Warrants for exchange, you must complete and return the Election to Participate prior to the expiration of WARP’s Offer, which is 5:00 p.m., eastern standard time, on Thursday, March 18, 2004 (the “Expiration Date”). You must also tender the amount of cash equal to $0.15 times the number of Exchanged Warrants that you are requesting, on or prior to the Expiration Date. The cash you tender will be held in escrow until the Expiration Date. Prior to the

Expiration Date, or if your tendered Original Warrants are not accepted by the Company within forty business days from the February 4, 2004 commencement date of this Offer, you may withdraw your election to participate in the Offer, pursuant to the Notice of Withdrawal in which case the cash you have tendered and your Original Warrants will be returned to you.

Following the Expiration Date you cannot withdraw your offer, provided, however, that if you have tendered Original Warrants and those warrants are not accepted by the Company prior to forty business days from the February 4, 2004 commencement date of this Offer, you may withdraw such Original Warrants.

The Company will use the cash you have tendered to exercise the Exchanged Warrants and will issue the Common Stock to you, effective as of Friday, March 19, 2004. The Company will deliver the Common Stock to you promptly thereafter. If you have chosen to partially participate in the Program by keeping some Original Warrants and exchanging some for Exchanged Warrants, the Company will use the cash you have tendered to exercise the Exchanged Warrants and will issue Common Stock to you, effective as of Friday, March 19, 2004 and will issue you a new Original Warrant for the amount of Original Warrants you have chosen to exclude from the Program. The Company will deliver the Common Stock and the new Original Warrant to you promptly thereafter.

WARP TECHNOLOGY’S BOARD OF DIRECTORS MAKES NO RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ORIGINAL WARRANTS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ORIGINAL WARRANTS. FOR QUESTIONS REGARDING TAX IMPLICATIONS OR OTHER INVESTMENT-RELATED QUESTIONS, YOU SHOULD TALK TO YOUR OWN ATTORNEY, ACCOUNTANT AND/OR FINANCIAL ADVISOR.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR WARRANTS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR INFORMATION TO WHICH WE HAVE REFERRED YOU.

You should direct questions about this Program or requests for assistance or for additional copies of this Offer to Exchange to the Company; attn: Gus Bottazzi, Chief Executive Officer and President, tel. no. 212-962-9277; email: gbottazzi@warpsolutions.com.